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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  eGlobe, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301601 10 0
                  ---------------------------------------------
                                 (CUSIP Number)

                           GRAEME BROWN, eGLOBE, INC.,
             1250 24TH STREET, NW, SUITE 725, WASHINGTON, DC 20037
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 MARCH 23, 2000
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                           ---------------------------

CUSIP No. 301601 10 0                                 Page   2   of   5   Pages
          -----------                                      -----    -----
--------------------------                           ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          Gary Gumowitz
          eGlobe, Inc.
          1250 24th Street, NW
          Washington, DC 20037
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
          N/A                                                            (b) /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
          SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------- ----------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    13,300,000
         NUMBER OF           ------ --------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 -0-
         OWNED BY            ------ --------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
        REPORTING                   13,300,000
          PERSON             ------ --------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,300,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------                           ---------------------------

CUSIP No. 301601 10 0                                 Page   3   of   5   Pages
          -----------                                      -----    -----
--------------------------                           ---------------------------

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $.001 (the "Common Stock"), of eGlobe, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 1250 24th Street, NW, Washington, DC 20037.

Item 2.  Identity and Background

         This statement is being filed by Gary Gumowitz (the "Reporting Person"). Effective March 24, 2000, the Reporting Person's principal occupation is President of eGlobe Development Corp., a wholly owned subsidiary of the Company, and Director of the Company and his business address is eGlobe, Inc., 1250 24th Street, NW, Washington, DC 20037.

         During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person received 13,300,000 shares of Common Stock on March 23, 2000 in exchange for his ownership interest in Trans Global Communications, Inc. ("Trans Global"). Trans Global was merged with a wholly owned subsidiary of the Company on March 23, 2000, pursuant to which Trans Global became a wholly owned subsidiary of the Company.

Item 4.  Purpose of Transaction

         The Reporting Person has acquired for investment purposes those shares of Common Stock that he owns directly. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person has entered into a Company Affiliate Agreement (as described in Item 6 below) with the Company pursuant to which the Reporting Person has agreed that he will not sell or otherwise dispose of shares of the Company's Common Stock until the date that is one business day after publication by the Company of its results of post-merger combined operations for a period that includes at least thirty days of post-merger operations.

         Except as described in this Schedule 13D report, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Person, however, reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which he now owns or may hereafter acquire.

--------------------------                           ---------------------------

CUSIP No. 301601 10 0                                 Page   4   of   5   Pages
          -----------                                      -----    -----
--------------------------                           ---------------------------

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 13,300,000 shares of Common Stock, which represents approximately 15.0% of the shares of Common Stock outstanding on March 23, 2000, the date of the closing of the Merger (as defined below).

         (b) The number of shares of Common Stock as to which the Reporting Person has

                  (i)      sole power to vote or direct the vote is                  13,300,000

                  (ii)     shared power to vote or direct the vote is                         0

                  (iii)    sole power to dispose or direct the disposition is        13,300,000

                  (iv)     shared power to dispose or direct the disposition is               0

         (c) On March 23, 2000, a wholly-owned subsidiary of the Company merged with and into Trans Global, with Trans Global surviving as a wholly-owned subsidiary of the Company (the "Merger"). In connection with the Merger, the Reporting Person, as well as the other holders of Trans Global common stock, received shares of the Company's Common Stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the Merger, the Reporting Person has entered into an agreement (the "Company Affiliate Agreement") with the Company pursuant to which the reporting person has agreed not to sell or otherwise dispose of any equity security of the Company prior to the date that is one business day after publication by the Company of its results of post-merger combined operations for a period that includes at least thirty days of post-merger operations.

         The foregoing description of the Company Affiliate Agreement is qualified in its entirety by reference to the Company Affiliate Agreements which is filed as an exhibit to this Schedule and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         1. Company Affiliate Agreement between Gary Gumowitz and eGlobe, Inc., dated March 23, 2000.

--------------------------                           ---------------------------

CUSIP No. 301601 10 0                                 Page   5   of   5   Pages
          -----------                                      -----    -----
--------------------------                           ---------------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             April 3, 2000


Gary Gumowitz


/s/ Gary Gumowitz
------------------------------